    Exhibit 30 (q)

Description of Pruco Life’s Issuance, Increases in or Addition of Insurance Benefits,
Transfer and Redemption Procedures for PRUviderSM Variable Appreciable Life® Contracts
Pursuant to Rule 6e-3(T)(b)(12)(iii)

This document sets forth the administrative procedures that will be followed by Pruco Life Insurance Company ("Pruco Life", “us”, “we”, “our”) in connection with the issuance of its PRUviderSM Variable Appreciable Life® Contract ("Contract"), the increase in or addition of benefits, the transfer of assets held thereunder, and the redemption by Contract Owners of their interests in said Contracts.

I.    Procedures Relating to Issuance and Purchase of the Contracts and to the Increase in or Addition of Benefits

A.    Premium Schedules and Underwriting Standards

The premiums for this Contract will not be the same for all Contract Owners. Insurance is based on the principal of pooling and distribution of mortality risks, which assumes that each Contract Owner is charged a premium commensurate with the Insured's mortality risk as actuarially determined utilizing factors such as age, sex, health and occupation. Uniform premiums for all Insureds would discriminate unfairly in favor of those Insureds representing greater risks. However, for a given Face Amount of insurance, Contracts issued on Insureds of the same age and sex who are non‑smokers will have the same scheduled premium. Contracts issued on Insureds who smoke, or who for reasons of health, occupation or avocation present higher risks, will have a correspondingly higher scheduled premium.

The underwriting standards and premium processing practices followed by Pruco Life are similar to those followed in connection with the offer and sale of fixed‑benefit life insurance, modified where necessary to meet the requirements of the federal securities laws.

The Contract provides for a Scheduled Premium which, if paid when due or within a 61 day grace period, and there are no withdrawals or outstanding loans, ensures that the Contract will not lapse. This is true even if, because of unfavorable investment experience, the Contract Fund value should drop to zero. The amount of the Scheduled Premium depends on the Contract's Face Amount, the insured's sex (except where unisex rates apply) and age at issue, the insured's risk classification, the rate for taxes attributable to premiums, and the frequency of premium payments selected.

This Contract permits you to make premium payments that are greater or less than your Scheduled Premiums. You may make unscheduled premium payments occasionally or on a periodic basis. If you wish, you may select a higher contemplated premium than the Scheduled Premium. We will then bill you for the chosen premium. In general, the regular payment of higher premiums will result in higher Cash Surrender Values and higher Death Benefits.

Conversely, a Scheduled Premium payment does not need to be made if the Contract Fund is large enough to enable the charges due under the Contract to be made without causing the Contract to lapse. Furthermore, even if premiums less than the Scheduled Premiums were paid, a Contract will not lapse as long as the Contract Fund is higher than the Tabular Contract Fund values shown in your Contract.
B.    Application and Initial Premium Processing

Upon receipt of a request for life insurance from a prospective Contract Owner, Pruco Life will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed insured is insurable. The process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed insured before a determination can be made. A Contract cannot be issued, (i.e., physically issued through Pruco Life’s computerized issue system) until this underwriting procedure has been completed.

Since a Contract cannot be issued until after the underwriting process has been completed, we use a Limited Insurance Agreement to provide temporary life insurance coverage to prospective Contract Owners who pay the minimum initial premium at the time the request for coverage is submitted. This coverage is for the total Death Benefit applied for, up to the maximum described by the Limited Insurance Agreement, and is subject to the other terms of the Limited Insurance Agreement.

The Contract Date is the date specified in the Contract. This date is used to determine the insurance age of the proposed insured. It represents the first day of the Contract Year and therefore determines the Contract Anniversary and Monthly Dates. It also represents the commencement of the suicide and contestable periods for purposes of the Face Amount.

If the initial premium is paid with the application and no medical examination is required, the Contract Date will ordinarily be the date of the application. If a delay is encountered (e.g., if a request for further information is not met promptly), generally, the Contract Date will be 21 days prior to the date on which the Contract is physically issued. If a medical examination is required, the Contract Date will ordinarily be the date the examination is completed, subject to the same qualification as that noted above.

If the premium paid with the application is less than the initial premium, the Contract Date will be determined as described above. The balance of the minimum initial premium amount will be applied as of the later of the Contract Date and the date premiums were received.

If no premium is paid with the application, the Contract Date will be the Contract Date stated in the Contract, which will generally be the date the minimum initial premium is received from the Contract Owner and the Contract is delivered.

There is one principal variation from the foregoing procedure. If permitted by the insurance laws of the state in which the Contract is issued, the Contract may be backdated up to six months.

In situations where the Contract Date precedes the date that the initial premium is received, charges due prior to the initial premium receipt date will be deducted from the net initial premium.

In general, the invested portion of the initial premium will be placed in the Contract Fund (i.e., as described under Premium Processing below) as of the later of (1) the Contract Date and (2) the date we receive the premium. In no case will the premium be applied with an effective date that precedes the date of this offering.

C. Premium Processing

Whenever a premium is received, we will subtract the front-end charges from the initial premium. The remainder of the initial premium and any other net premium received in Good Order at the Payment Office during the 10 day period (or longer if required by state regulation) following the receipt of the Contract will be allocated to the Money Market investment option as of the later of the Contract Date and the end of the valuation period in which it is received. After the 10th day, these funds, adjusted for any investment results, will be transferred out of the Money Market investment option and allocated among the Variable Investment Options and/or the Fixed Rate Option according to the current premium allocation. Premiums other than those received prior to the Contract Date and those described above will be allocated among the Variable Investment Options and/or the Fixed Rate Option according to the current premium allocation (less front-end charges) as of the date received. If the Contract Date or the date the premium is received is not a business day, premiums will be applied as of the next business day.

The Contract has a Right to Cancel Contract provision, which gives Contract Owners the right to cancel the Contract within ten days of its delivery (some states allow a longer period of time). If the purchase of this Contract is a replacement under state law, this duration will be extended to a period required by such law.

After 10 days, the funds are reallocated in accordance with the Contract Owner’s current allocation instructions.

D. Reinstatement

The Contract may be reinstated within five years after the date of default (this period will be longer if required by state law). The Contract will not be reinstated if it was surrendered for its cash surrender value. A Contract will be reinstated upon our receipt of a written request for reinstatement, production of evidence of insurability satisfactory to Pruco Life and payment of a premium at least equal to the premium account deficit on the first monthly date on which a scheduled premium is due after the date of reinstatement. The premium account is the sum of the premiums paid, with interest at 4%, less the sum of the scheduled premiums due, with interest at the same rate. It is a measure of whether, on a time‑weighted basis, the Contract Owner has paid enough premiums to keep the Contract with its death benefit guarantee in effect. The Contract cannot go into default if the premium account is above zero.

If we consent, you may be able to reinstate the Contract for a premium less than that described above. We will deduct the same charges and adjust the Contract Fund in the same manner. In that case, there will be a premium account deficit and you may need to pay more than the scheduled premiums to guarantee that the Contract will not go into default again at some future time.

Pruco Life will treat the amount paid upon reinstatement as a premium. We will deduct all required charges from your payment and the balance will be placed into your Contract Fund. The Contract Fund of the reinstated Contract will, immediately upon reinstatement, be equal to this net premium payment, plus the cash surrender value of the Contract immediately before reinstatement, plus a refund of that part of the surrender charge which would be charged if the Contract were surrendered immediately after reinstatement.

The reinstatement will take effect the date Pruco Life approves the request for reinstatement.

E. Repayment of Loan

A loan made under the Contract may be repaid with an amount equal to the monies borrowed plus interest. Interest charged on the loan accrues daily at a fixed annual rate. We charge interest on the full loan amount, including all unpaid interest. Interest is due on each Contract Anniversary or when the loan is paid back, whichever comes first. If interest is not paid when due, we will increase the loan amount by any unpaid interest.

A loan is available at any time and is equal to the sum of (1) 90% of the portion of the cash value attributable to the Variable Investment Options and (2) the balance of the cash value provided the Contract is not in default. The effective annual rate that we charge on loans is 5.5%.

When a loan is made, an amount equal to the loan proceeds is transferred out of the Variable Investment Options and/or the Fixed Rate Option, as applicable. While a loan is outstanding, the amount that was transferred will continue to be treated as part of the Contract Fund and be credited with interest at an annual rate of 4%. On each Monthly Date, Pruco Life will increase the portion of the Contract Fund in the investment options by interest credits accrued on the loan since the last Monthly date. Pruco Life thus will realize the difference between that rate and the fixed loan interest rate(s), which will be used to cover the loan investment expenses, income taxes, if any, and processing costs. The net interest rate spread of a Contract loan is 1.5%.

Upon repayment of Contract debt, we will increase the portion of the Contract Fund in the investment options by the amount of the loan the Contract Owner pays, plus interest credits accrued on the loan since the last transaction date. We will use the investment options designated by the Contract Owner or the investment allocation for future premium payments as of the loan payment date. We reserve the right to change the manner in which we allocate loan repayments.

F.    Addition of Insurance Benefits

After issue, Pruco Life does not permit Contract Owners to add to the existing Face Amount. Certain riders may be added in a way similar to our new business procedures outlined above and as indicated in the prospectus.

II.     Transfers

The Pruco Life PRUvider Variable Appreciable Account (the "Account") has Variable Investment Options, each of which is invested in shares of a corresponding portfolio of the Funds. The Funds are registered under the 1940 Act as open-end diversified management investment companies. In addition, a Fixed Rate Option is available.

Provided the Contract is not in default, the Contract Owner may, up to four times in each Contract year, transfer amounts among the Variable Investment Options or to the Fixed Rate Option. Currently, you may make additional transfers with our consent without charge. For the first four transfers in a calendar year, you may transfer amounts by providing your request to us in Good Order at a Service Office. Transfers may generally be made by mail, phone, fax, or website.

All or a portion of the amount credited to a variable investment option may be transferred. If you wish to convert your variable Contract to a fixed benefit Contract in this manner, you must request a complete transfer of funds to the Fixed Rate Option and change your allocation instructions regarding any future premiums. Transfers out of the Fixed Rate Option are subject to strict limits as described later in this section. Transfers will not be made until 10 days after receipt of the Contract.

After you have submitted four transfers in a calendar year, we will accept subsequent transfer requests only if they are sent to us by U.S. regular mail, bear an original signature in ink, and are received in Good Order at a Service Office.

Multiple transfers that occur during the same day, but prior to the end of the Valuation Period for that same day, will be counted as a single transfer.

In addition, we may restrict the number, timing, and amount of transfers in accordance with our rules if we find the transfer activity to be disruptive to the variable investment option or to the disadvantage of other Contract Owners. We may prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one Contract Owner. However, due to the discretion involved in any decision to exercise our right to restrict transfers, it is possible that some Contract Owners may be able to effect transactions that could affect Fund performance to the disadvantage of other Contract Owners.
Transfers among Variable Investment Options will take effect at the end of the valuation period in which a proper transfer request is received in Good Order at a Service Office. The request may be in terms of dollars, such as a request to transfer $5,000 from one Variable Investment Option to another, or may be in terms of a percentage reallocation among Variable Investment Options. In the latter case, as with premium reallocations, the percentages must be in whole numbers.

Only one transfer from the Fixed Rate Option will be permitted during each Contract Year and only during the 30‑day period beginning on the Contract anniversary. The maximum amount, which may be transferred out of the Fixed Rate Option each year, is the greater of: (a) 25% of the amount in the Fixed Rate Option; and (b) $2,000. These limits are subject to change in the future. We may waive these restrictions for limited periods of time in a non-discriminatory way.

III.    Redemption Procedures: Surrender and Related Transactions

A.    Surrender for Cash Surrender Value

The Contract Owner may surrender the Contract at any time for its Cash Surrender Value (referred to as net cash value in the Contract) while the insured is living. To surrender a Contract, Pruco Life may require the Contract Owner to deliver or mail the following items in Good Order to a Service Office; the Contract, a signed request for surrender, and any tax withholding information required under federal or state law. Generally, Pruco Life will pay the Contract’s Cash Surrender Value within seven days after all the documents required for such payment are received in Good Order at a Service Office. Surrender of a Contract may have tax consequences.

Pruco Life reserves the right to postpone paying that part of the Cash Surrender Value that is to come from any variable investment option (provided by a separate account registered under the Investment Company Act of 1940) if: (1) the New York Stock Exchange is closed; or (2) the SEC requires that trading be restricted or declares an emergency. The payment of any Cash Surrender Value attributable to the Fixed Rate Option may be delayed up to six months. If we do so for more than 30 days, Pruco Life will pay interest at the rate of 3% a year (or as required by applicable law).

The Cash Surrender Value will be determined as of the end of the valuation period in which a surrender request is received in Good Order at a Service Office. The Contract’s Cash Surrender Value on any date will be the Contract Fund less any applicable surrender charges (described in the prospectus) and less any Contract Debt. The Contract Fund value changes daily, reflecting: (1) increases or decreases in the value of the Variable Investment Option(s); (2) interest credited on any amounts allocated to the Fixed Rate Option; (3) interest credited on any loan; and (4) the daily asset charge for mortality and expense risks assessed against the Variable Investment Options.
In lieu of the payment of the Cash Surrender Value in a single sum upon surrender of a Contract, an election may be made by the Contract Owner to apply all or a portion of the proceeds under one of the fixed benefit settlement options described in the Contract. The fixed benefit settlement options are subject to the restrictions and limitations set forth in the Contract.

B.    Withdrawals from the Contract Fund

The Contract Owner may withdraw a portion of the Contract’s Cash Surrender Value without surrendering the Contract, subject to the following restrictions: (1) Pruco Life must receive a request for the withdrawal in Good Order at our Service Office, (2) the Contract Fund after withdrawal must not be less than the Tabular Contract Fund Value. (A Table of Tabular Contract Fund Values is included in the Contract; the Values increase with each year the Contract remains in-force.), (3) the amount withdrawn may not be larger than an amount sufficient to reduce the Cash Surrender Value to zero, and (4) the amount withdrawn must be at least $200.

You may make no more than four such withdrawals in each Contract Year, and there is an administrative processing fee for each withdrawal equal to the lesser of $15 and 2% of the amount withdrawn. An amount withdrawn may not be repaid except as a scheduled or unscheduled premium subject to the applicable charges.

When a withdrawal is made, the Cash Surrender Value and Contract Fund value are reduced by the amount of the withdrawal, and the Death Benefit is reduced accordingly. Neither the Face Amount nor the amount of Scheduled Premiums will be changed due to a withdrawal of excess Cash Surrender Value. No surrender charges will be assessed for a withdrawal.

Withdrawal of part of the Cash Surrender Value increases the risk that the Contract Fund may be insufficient to provide Contract benefits. If such a withdrawal is followed by unfavorable investment experience, the Contract may lapse even if Scheduled Premiums continue to be paid when due. This is because, for purposes of determining whether a lapse has occurred, we treat withdrawals as a return of premium.

Generally, we will pay any withdrawal amount within seven days after all the documents required for such payment, are received in Good Order at a Service Office.

C. Death Claims

Pruco Life will pay a Death Benefit to the beneficiary at the insured’s death if the Contract is in-force at the time of that death. The proceeds will be paid within seven days after receipt at Pruco Life’s Service Office of proof of death of the insured and all other requirements necessary to make payment. State insurance laws impose various requirements, such as receipt of a tax waiver, before payment of the Death Benefit may be made.

Pruco Life reserves the right to postpone payment of that part of the proceeds that is to come from any Variable Investment Option (provided by a separate account registered under the Investment Company Act of 1940) if; (1) the New York Stock Exchange is closed; or (2) the SEC requires that trading be restricted or declares an emergency. Pruco Life reserves the right to postpone paying the remainder for up to six months.

In addition, payment of the Death Benefit is subject to the provisions of the Contract regarding suicide and incontestability. In the event Pruco Life should contest the validity of a death claim, an amount up to the portion of the Contract Fund in the Variable Investment Options will be withdrawn, if appropriate, and held in Pruco Life’s general account.

If the Contract is not in default, the amount Pruco Life will pay will be the Death Benefit determined as of the date of the insured’s death reduced by any Contract Debt.

If the Contract is in default and the insured’s death occurs during its days of grace, Pruco Life will pay the Death Benefit reduced by any Contract Debt and the amount needed to pay charges through the date of death.

If the insured’s death occurs past the grace period, and the Contract lapses with Cash Surrender Value, a Death Benefit may be payable under one of the three forms of insurance described under the Default and Options on Lapse section of this document. If the insured’s death occurs past the grace period, and the Contract lapses with no Cash Surrender Value, no Death Benefit will be payable.

On any date, the Death Benefit will be equal to the Face Amount plus the amount, if any, by which the Contract Fund value exceeds the applicable “Tabular Contract Fund Value” for the Contract (subject to an exception described below under which the death benefit is higher). Each Contract contains a table that sets forth the Tabular Contract Fund Value as of the end of each of the first 20 years of the Contract. Tabular Contract Fund Values between Contract anniversaries are determined by interpolation.

There may be an additional benefit payable from an endorsement or rider added to the Contract.

The proceeds payable on death also will generally include interest (at a rate determined by Pruco Life) from the date of death until the date of payment. However, state insurance laws may impose additional or different requirements.

Pruco Life will make payment of the Death Benefit out of its general account, and will transfer assets, if appropriate, from the Account to the general account in an amount up to the Contract Fund.

In lieu of payment of the Death Benefit in a single lump sum check, an election may be made to apply all or a portion of the proceeds under one of the fixed benefit settlement options described in the Contract or, with the approval of Pruco Life, a combination of options. Currently, in addition to the settlement options described in the Contract and in certain circumstances, the beneficiary may choose the payment of death claim proceeds by way of a retained asset settlement option (the "Alliance Account"). If the Alliance Account is selected, we will provide a kit to the beneficiary, which includes: (1) an account certificate describing the death claim proceeds, the current interest rate, and the terms of the Alliance Account; and (2) a guide that explains how the Alliance Account works. Amounts in an Alliance Account may be withdrawn by the beneficiary at any time. The election of any available settlement option may be made by the Contract Owner during the insured's lifetime, or, at death, by the beneficiary. A Death Benefit option in effect at death may not be changed to another form of Death Benefit after death. The fixed benefit settlement options are subject to the restrictions and limitations set forth in the Contract.

D. Default and Options on Lapse

The Contract is issued with a death benefit guarantee. The Contract will remain in-force if: (1) Scheduled Premiums are paid when due, or within the grace period (or missed premiums are paid later with interest), and there are no withdrawals or outstanding loans, or (2) the Contract Fund on any Monthly Date is equal to or greater than the Tabular Contract Fund Value on the following Monthly Date. A Table of Tabular Contract Fund Values is included in the Contract; the values increase with each year the Contract remains in-force. Monthly Dates occur on the Contract Date and in each later month on the same day of the month as the Contract Date.

If a Scheduled Premium is not paid, and the Contract Fund is less than the Tabular Contract Fund Value, the Contract will go into default. The Contract provides for a grace period extending 61 days after the mailing date of the notice of default. The insurance coverage continues in force during the grace period, but if the insured dies during the grace period, any charges due up to the date of death are deducted from the amount payable to the beneficiary.

During any period in which a Contract is in default, the Contract Owner may not change the way in which subsequent premiums are allocated.

If your Contract does lapse, it will still provide some benefits. You can receive the Cash Surrender Value by making a request to us prior to the end of the 61 day grace period. You may also choose one of the three forms of insurance described below for which no further premiums are payable.

Fixed Extended Term Insurance. The amount of insurance that would have been paid on the date of default will continue for a stated period of time. You will be told in writing how long that will be. The insurance amount will not change. There will be a diminishing Cash Surrender Value but no Loan Value. Extended term insurance is not available to insureds in high risk classifications or under Contracts issued in connection with tax-qualified pension plans.

Fixed Reduced Paid-Up Insurance. This insurance continues for the lifetime of the insured but at an insurance amount that is generally lower than that provided by fixed extended term insurance. It will decrease only if you take a Contract loan. Upon request, we will tell you what the amount of insurance will be. Fixed paid-up insurance has a Cash Surrender Value and a Loan Value.

Variable Reduced Paid-Up Insurance. This is similar to fixed paid‑up insurance and will initially be in the same amount. The Contract Fund will continue to vary to reflect the experience of the Variable Investment Options and/or the Fixed Rate Option. There will be a new guaranteed minimum Death Benefit. Loans will be available subject to the same rules that apply to premium-paying Contracts.

Variable reduced paid-up insurance is the automatic option provided upon lapse only if the amount of variable reduced paid-up insurance is at least as great as the amount of fixed extended term insurance which would have been provided upon lapse. In addition, variable reduced paid-up insurance will be available only if the insured is not in one of the high risk rating classes for which we do not offer fixed extended term insurance.

If no request is made, the “automatic option” will be fixed extended term insurance. If fixed extended term insurance is not available to the insured, then fixed reduced paid-up insurance will be provided. However, if variable reduced paid-up insurance is available and the amount is at least as great as the amount of fixed extended term insurance, then the automatic option will be variable reduced paid-up insurance. This could occur if the Contract lapses and there is a Contract Debt outstanding.

E. Loans

The Contract Owner may take out a loan at any time a loan value is available providing: (1) the Contract is assigned to Pruco Life as the only security for the loan, (2) the insured is living, (3) the Contract is not in default, and (4) the resulting Contract Debt is not more than the loan value (90% of the portion of the cash value attributable to the Variable Investment Options and 100% of the balance of the cash value).

The investment options will be debited in the amount of the loan on the date the loan is approved. The percentage of the loan withdrawn from each investment option will normally be equal to the percentage of the loanable value of such assets held in the investment option unless otherwise requested and Pruco Life agreed. A Contract Owner may borrow up to the Contract's full loan value. The loan provision is described in the Contract and in the prospectus.

A loan does not affect charges. When a loan is made, the Contract Fund is not reduced, but the value of the assets relating to the Contract held in the investment option(s) is reduced. Accordingly, the daily changes in the cash surrender value will be different from what they would have been had no loan been taken. Cash Surrender Values, and possibly Death Benefits, are thus permanently affected by any Contract Debt, whether or not repaid.

On settlement, the amount of any Contract Debt is subtracted from the insurance proceeds. A loan will not cause the Contract to lapse as long as Contract Debt does not equal or exceed the Contract Fund, less any applicable surrender charges. If Contract Debt ever becomes equal to or more than the cash value, all the Contract’s benefits will end 61 days after notice is mailed to the Contract Owner and any known assignee (when required by law), unless payment of an amount sufficient to end the default is made within that period.